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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0722 Expires: September 30, 2021 Estimated average burden hours per response . . . . . . . 5.0

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported)	February 14, 2023

286 Lenox Partners LLC

(Exact name of issuer as specified in its charter)

Delaware	85-1060100
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

330 5th Avenue, Suite 802, New York, New York 10001

(Full mailing address of principal executive offices)

(646) 685-8778

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:	Units of LLC Interest

Item 9. Other Events.

On February 14, 2023, Regal 286 Lenox LLC announced the commencement of a tender offer for all of the outstanding units of limited liability company interest (the “Units”) of 286 Lenox Partners at a purchase price of $150.00 per Unit. The tender offer will stay open until March 16, 2023 and is being conducted pursuant to an Offer to Purchase and Letter of Transmittal issued today. For additional questions regarding the tender offer, please contact Georgeson LLC, which is acting as the information agent, at (866) 647-8872. The full text of the announcement is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The following exhibits is filed herewith:

Exhibit No.	Description
99.1	Regal 286 Lenox tender offer announcement

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter)	286 Lenox Partners LLC

By (Signature and Title)	/s/ Alexander Smith, Manager

Date	February 14, 2023

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